Richard M. Morris Partner Direct Tel: 212.592.1432 Direct Fax: 212.545.3371 Email: rmorris@herrick.com

 February 20, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Legacy Education Alliance, Inc. Amendment No. 1 to Form 8-K Filed December 19, 2014 File No. 333-184897

Ladies and Gentlemen:

On behalf of our client, Legacy Education Alliance, Inc. (the “Company”), we are responding to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Current Report on Form 8-K/A filed by the Company with the Commission on December 19, 2014 (the “8-K/A”) that were provided in the Staff’s letter dated December 24, 2014 (the “Second Comment Letter”).

We note that subsequent to our letter dated January 8, 2015 and the amendment to the 8-K/A that was filed by the Company on that date, the Staff has requested that the Company in its future filings reconcile its non-GAAP gross margin analysis to the cash flows that are presented for the applicable period and that the Company disclose why such non-GAAP information is meaningful or useful.

Upon further consideration of this additional comment by the Staff, the Company has determined to omit and discontinue such non-GAAP financial information because, given the total mix of information that is provided by the Company and that will continue to be provided by the Company, such information is (i) not material to the understanding of the Company, its financial position or results of operations or (ii) otherwise meaningful or useful.

We thank you for your attention to this letter. Please do not hesitate to contact the undersigned at (212) 592-1432 or by email at rmorris@Herrick.com or by fax at (212) 545-3371 with any questions or further comments you have regarding the 8-K or the Second Amendment or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris

cc:	Legacy Education Alliance, Inc. Anthony C. Humpage James E. May Charles F. Kuehne

Staff of the Commission Keny Gumbs Robert S. Littlepage Ajay Koduri